
INTERNATIONAL
PBX
VENTURES LTD.

608 – 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 FAX: (604) 681-0568
TSX Venture Exchange Symbol IVU
E-mail address: ipbx@axion.net
Website address: www.internationalpbx.com


03029785

August 25,2003

Special Counsel,
US Securities & Exchange Commission
Division of Corporate Finance
Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549

Dear Sirs or Madam:

Re: 12g3-2(b) Exemption No. 82-2635

Enclosed herewith please find the following documents, in duplicate, for filing with our records:

- Copy of June 30th,2003, Quarterly Report
- Copies of News Releases dated: May 27;May 28;June 10;June 16; June 18:June 19;July 8;July 28 and Aug.21/03.
- Copies of Pathfinder Resources Ltd. News Release on drilling done on our Zulema property on which they have an option, dated July 3,2003.

Trusting that you will find everything in order,

Yours truly,
INTERNATIONAL PBX VENTURES LTD.

Verna Wilson
Director

Encls.

dlw 9/8

'BXVentures

rom: "Stockwatch News" <newsout@stockwatch.com>
o: <newsoutlist@stockwatch.com>
ent: July 7, 2003 2:42 PM
Subject: Stockwatch: Pathfinder Resources Ltd (2) - News Release

athfinder finds large mineralized system at Zulema

athfinder Resources Ltd (2) PHR
hares issued 13,361,925 Jul 3 close $0.14
Aon 7 Jul 2003 News Release
Ar. Victor Tanaka reports

CANDELARIA STYLE MINERALIZED SYSTEM IDENTIFIED BY PRELIMINARY DRILLING

A recently completed preliminary drilling program on the Zulema property in northern Chile has identified a large mineralized system geologically resembling that of the world-class Candelaria copper/gold orebody. The drilling demonstrated widespread highly anomalous metal values, up to 0.69 per cent copper and 0.27 gram per tonne (g/t) gold, distributed over a tested stratigraphic thickness of 308 metres and strike length of 400 metres; the mineralization appears to be strengthening with depth and is open in all directions. Pathfinder has the right to earn a 70-per-cent interest in the Zulema property (see news in Stockwatch on Jan. 3, 2003).
The Zulema property lies 30 kilometres west of, and in the same geological setting as, the Candelaria mine which has reserves in the order of 500 million tonnes grading 0.95 per cent copper and 0.22 g/t gold. The Candelaria open pit is about 650 metres deep and ore-grade intersections have been encountered to at least 800 metres. Surrounding and within the ore zones at Candelaria is subore-grade mineralization such as that intersected at Zulema. Candelaria and Zulema both have andesite host rocks containing abundant and widespread magnetite and biotite in close association with the copper and gold values.
The Zulema initial drilling program of six 200-metre reverse circulation drill holes was intended to determine if gold-bearing copper sulphides were in part the causative source of a 1.2-kilometre by one-kilometre induced polarization (IP) anomaly; no copper sulphides are known to occur at surface. The IP anomaly is interpreted to start 50 metres below surface and due to the geophysical survey limitations was defined to a depth of only 200 metres, although it appears to be expanding downward. The holes were collared no less than 100 metres apart and encompassed a 500-metre by 300-metre area. Starting from surface, hole Z-03-04 passed through 120 metres of anomalous metal values averaging 0.10 per cent copper and 0.05 g/t gold; from 172 metres to the end of the hole at 200 metres (due to rig limitations) the 28-metre interval averaged 0.24 per cent copper and 0.14 g/t gold. Hole Z-03-02 which was extended by diamond drilling to a depth of 308.6 metres averaged 0.14 per cent copper and 0.04 g/t gold for the bottom 34.6 metres. Hole Z-03-05, which also terminated at 200 metres, showed increasing copper and gold grades with depth and averaged 0.03 per cent copper and 0.01 g/t gold for the last eight metres. Holes Z-03-01, 03 and 06, although anomalous intermittently in copper and gold, showed no metal

distribution pattern.
The results of the initial drilling at Zulema clearly indicate to company geologists that a Candelaria style and size mineralized system that is open laterally and increasing in grade and continuity to depth has been identified. Pathfinder will further analyze the recently received results, in conjunction with the results of multielement analyses in progress, to determine its future course of action.

Click here for company snapshot:
http://new.stockwatch.com/utilit/utilit_snapsh_result.pasp?action=go&region=C&symbol=PHR
Click here for recent SEDAR documents:
http://new.stockwatch.com/newsit/newsit_sedar_result1.pasp?searchtype=C&pagesize=200&symbol=PHR


INTERNATIONAL
P B X
VENTURES LTD.

608 - 475 HOWE STREET, VANCOUVER, BC CANADA V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL IVU
EMAIL: ipbx@axion.net
WEB SITE: www.internationalpbx.com

NEWS RELEASE **AUGUST 21, 2003**

HORNITOS COPPER-GOLD (IOCG) PROPERTY AQUISITION, CHILE

The Company has recently acquired by staking the Hornitos copper-gold property in Chile. The 3100 hectares property is located 35 km south of Copiapo within the Atacama Fault Zone in similar geological setting to that at the Phelps Dodge Candelaria Mine (365 million tonnes grading 1.03% copper and 0.25 gpt gold) situated 40 km to the NE.

The Hornitos property adjoins one of four prime target areas currently being explored for iron oxide copper-gold (IOCG) type deposits by the Far West- BHP Billiton joint venture within this part of the Chilean Coastal Iron province.

Several large structure zones transect the property and are the loci of numerous high-grade Au and Cu-Au 'vein' mines. The two principle mines, which have been worked along several hundred metres of strike and to depths of fifty metres or more, demonstrate mineralisation consisting of hematite-geothite-limonite and green copper oxides after primary magnetite-pyrite-chalcopyrite occurring as disseminations, patches and veins.

This new acquisition follows from extensive regional studies along this Lower Cretaceous metallogenic belt between Taltal and La Serena.

BY ORDER OF THE BOARD

Terence Walker, MSc, P.Geo



608 - 475 HOWE STREET, VANCOUVER, BC CANADA V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL IVU
EMAIL: ipbx@axion.net
WEB SITE: www.internationalpbx.com

NEWS RELEASE **JULY 28, 2003**

EL TABACO, CHILE: SURFACE ASSAYS

The company has sampled two cuts made during drill road construction with the following results in the vicinity of two holes listed below:

Hole 8: 21metres 0.99% copper

Hole 3: 18metres 0.51% copper

These results are consistent with the associated drill results.

BY ORDER OF THE BOARD

"Gary Medford, PhD., P.Geo".


INTERNATIONAL
PBX
VENTURES LTD.

608 - 475 HOWE STREET, VANCOUVER, BC CANADA V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL IVU
EMAIL: ipbx@axion.net
WEB SITE: www.internationalpbx.com

NEWS RELEASE **JULY 8, 2003**

TIERRA DE ORO GOLD CAMP, CHILE, RETURN NEGOTIATED: ZULEMA IS MINERALIZED

The company has been successful in negotiating the return and full release of the Tierra de Oro Gold Camp from the optionee (news release of May1,2002) with payment of $12,500. The Tierra de Oro Gold Camp covers over 20 sq km and hosts numerous pits and shafts from early 1900 mining and highgrading that are located along more than 30 linear kilometers of intersecting major gold-bearing structures within oxidized granitic rock.

The property possesses many drill-ready highgrade underground and open pit targets and has negligible overburden. The company has a 100% interest in the property

The company is pleased to report that our joint venture partner on the Zulema property has completed a highly successful first phase of exploration in the search for a Candelaria type copper-gold IOCG deposit.Our company will retain a 30 per cent interest in the property. Readers are referred to the Pathfinder Resources news release yesterday (PHR-C)

BY ORDER OF THE BOARD

"Gary Medford, PhD., P.Geo".



608 - 475 HOWE STREET, VANCOUVER, BC CANADA V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL IVU
EMAIL: ipbx@axion.net
WEB SITE: www.internationalpbx.com

NEWS RELEASE **JUNE 19, 2003**

HOLES 8,8A: MORE COPPER OXIDE

Hole 8 was RC drilled vertically with the following section:

0 - 12m	oxide zone	12m	0.74 percent copper
12 -26m	leached fault	14m	anomalous copper

Hole 8A was a diamond drill hole oriented at –70 degrees and intersected 0.57 percent copper over 6 metres before drilling into old underground workings. The hole then penetrated silicified quartz-feldspar porphyry anomalous in copper.

BY ORDER OF THE BOARD

"Gary Medford, PhD., P.Geo".


INTERNATIONAL
P B X
VENTURES LTD.

608 - 475 HOWE STREET, VANCOUVER, BC CANADA V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL IVU
EMAIL: ipbx@axion.net
WEB SITE: www.internationalpbx.com

NEWS RELEASE **JUNE 18, 2003**

INVESTOR RELATIONS

The company has engaged Robert A. Young and Associates to assist with investor relations and corporate development for a minimum period of six months at $5000 per month. A 250,000 share option at $0.40 has also been provided for a two year period subject to regulatory approval.

BY ORDER OF THE BOARD

"Gary Medford, PhD., P.Geo".

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The company relies on "forward-looking" statement litigation protection



608 - 475 HOWE STREET, VANCOUVER, BC CANADA V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL IVU
EMAIL: ipbx@axion.net
WEB SITE: www.internationalpbx.com

NEWS RELEASE **JUNE 16, 2003**

EL TABACO, CHILE: HOLE 2A:COPPER OXIDE AND STOCKWORK MINERALIZATION

The company has diamond drilled hole 2A vertically and is pleased to report a section of 0.6 percent copper over 52 metres with the following breakdown:

0 - 22 m	Oxide	22 m	1.09 percent copper
22 - 24 m	Fault zone		
24 - 34 m	Stockwork, py/cpy	10 m	0.44 percent copper
34 - 38 m	barren		
38 - 52 m	Stockwork, py/cpy	14 m	0.15 percent copper
52 - 68 m	Stockwork, py	16 m	anomalous copper

This hole confirms the oxide grade reported in the 1963-64 program and may indicate the presence of a porphyry stockwork mineralized with chalcopyrite and pyrite. The stockwork is characterized by one to ten millimeter quartz-sericite-chalcopyrite veinlets and stringers. This mineralization is believed to give rise to the 2.4 km by 300-500 induced polarization anomaly that can now be considered extremely prospective.

BY ORDER OF THE BOARD

"Gary Medford, PhD., P.Geo".



608 - 475 HOWE STREET, VANCOUVER, BC CANADA V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL IVU
EMAIL: ipbx@axion.net
WEB SITE: www.internationalpbx.com

NEWS RELEASE **JUNE 10, 2003**

EL TABACO, CHILE: HOLES 3-7: MORE OXIDE: PORPHYRY SYSTEM AT DEPTH

Holes 3 and four have been completed at the southeast margin of the known oxide system. Hole 3 has intersected 10 metres of 0.76 percent copper between 30 and 40 metres and hole 4 cut a section from surface to 15 metres of 0.57 percent copper excluding a 3 metre section drilled through old underground workings. The grade of material removed is unknown but is likely in excess of 3 percent copper based on assays of dump material. These holes compare favourably with the 1963-64 drilling. The objective of this work is to substantiate the results of the early program.

Holes 5-7 were driven from the outside of the original copper oxide boundary to follow up on shallow induced polarization (IP) features. Hole 5 was highly anomalous in copper from top to bottom at 160 metres and also intersected 18 metres of 0.42 percent copper as chalcopyrite between 50 and 68 metres. This hole also cut traces of chalcopyrite (12m) between 128 and 140 metres and is otherwise in pyritic skarn. Holes 6 and 7 were also anomalous in copper but predominantly pyritic skarn.

The above holes, including well-mineralized hole 1, are believed to be peripheral shallow level tests of a much larger more coherent IP target at depth that has been defined by a recently completed deeper penetration IP survey. Evidence of porphyry style mineralization has been observed in holes yet to be reported and the company believes that we have thus far only tested upward reaching fingers of a deeper seated main mineralized body with minimum dimensions 2.4 km by 300-500 m.

We have completed 1800 metres of drilling and will continue with the deeper drilling required to fully evaluate the property.

BY ORDER OF THE BOARD

"Gary Medford, PhD., P.Geo.

See reverse for Terry approval.



608 - 475 HOWE STREET, VANCOUVER, BC CANADA V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL IVU
EMAIL: ipbx@axion.net
WEB SITE: www.internationalpbx.com

NEWS RELEASE **MAY 28,2003**

EL TABACO, HOLES 1 AND 2 RESULTS PORTEND GREAT THINGS AHEAD

The company's El Tabaco drill program is directed at evaluating the 2.4 km long induced polarization (IP) anomaly and confirming copper oxide mineralization results from 1963-64 drilling as well as extending the boundaries of this drilling.

The first hole (-70E dip) was directed at the IP anomaly and reports a 76 metre section of 0.85% copper as follows:

0- 52m	leached zone		0.05%	copper
52- 72m	oxidized zone	20m	0.46%	copper
72- 88m	secondary sulphide	16m	0.59%	copper
88- 116m	primary sulphide	28m	1.63%	copper
116-128	primary sulphide	12m	0.15%	copper
128-140	minor sulphides			

This reverse circulation hole was stopped short of target due to water flow but will be deepened by diamond drilling to test for additional sulphide horizons which are suggested by the IP survey.

Hole number 2 was drilled 100 metres east of the above (-70E dip) and reported as follows:

0- 34 m	oxide zone	34m	0.71%	copper
34- 116m	fault wedge		fresh rock	
116-118m	start of sulphides			
118-120m	primary sulphides	2m	0.20%	copper

This hole was drilled into a faulted block and has been re-drilled, using a diamond drill, as a vertical hole that has stayed in the mineralization and will be reported later.

The high grade results in the primary sulphide (1.63% copper) are considered very significant as the entire IP target is now of great exploration potential. The oxide results in hole 2 are very encouraging as they are similar to those obtained in the early drilling (48 holes) covering an area of about 300 by 800 metres and to depths of about 30 metres. It appears from surface showings that this central area might be significantly expanded by additional drilling.

Results from holes 3 and 4 will be released as soon as some checks have been made on a couple of intervals. All results reported above are based on 2 metre samples which have been assayed at

ALS-Bondar-Clegg, Chile. [illegible]old and silver are present only at geoch[illegible]ical levels on this portion of the property.

BY ORDER OF THE BOARD
"Gary Medford, PhD., P.Geo."



The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The company relies on " forward-looking" statement litigation protection



608 - 475 HOWE STREET, VANCOUVER, BC CANADA V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL IVU
EMAIL: ipbx@axion.net
WEB SITE: www.internationalpbx.com

NEWS RELEASE **MAY 27,2003**

EL TABACO, CHILE DRILL PROGRAM ON TENTH HOLE

The company has completed nine holes to date, two of which are diamond drill holes. Reverse circulation samples have been sent for copper- gold- silver assay and the drill core is being split and logged prior to assay.

All holes have cut copper oxide, and secondary and primary sulphides in some cases, and have been drilled on approximately 100 metre centres.

No assays have been received yet, but results from the first four holes should be ready very shortly.

BY ORDER OF THE BOARD
"Gary Medford, PhD., P.Geo."



QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*

   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*

   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*

   Provide the following information for the year-to-date period:

   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*

   Provide the following information as at the end of the reporting period:

   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,

   (b) number and recorded value for shares issued and outstanding,

   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

1. *General Instructions*
(a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
(d) The discussion must be factual, balanced and non-promotional.
(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
ii. the amount paid during the reporting period; and
iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY MM DD
INTERNATIONAL PBX VENTURES LTD.	June 30/2003	03 08 20

ISSUER ADDRESS				
608-475 Howe Street,				
CITY	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Vancouver, B.C.		V6C 2B3	(604-681-0568	(604-681-7748

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Verna Wilson	Director	604-681-7748

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
ipbx@axion.net	www.internationalpbx.com

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
[signature]	GARY MEDFORD	03 08 20
[signature]	VERNA WILSON	03 08 20

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2003

(UNAUDITED – See Notice to Reader)

Randall Yip
Chartered Accountant

967 Captain Cates Walk
RR#1 CL – 11
Bowen Island, B.C. V0N 1G0
Tel: (604) 947-9536 Fax: (604) 947-0265
Email: rwyip@shaw.ca

NOTICE TO READER

I have compiled the consolidated balance sheet of International PBX Ventures Ltd. as at June 30, 2003 and the consolidated statements of operations and deficit and cash flows for the six months then ended, from information provided by management. I have not audited, reviewed, or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements many not be appropriate for their purposes.

Vancouver, B.C.
July 21, 2003

Randall Yip
Chartered Accountant

FILE NO: 82-263[illegible]

International PBX Ventures Ltd.
Consolidated Balance Sheets
(Unaudited – See Notice to Reader)

	June 30 2003 $	December 31 2002 $
Assets		
Current Assets		
Cash	1,197,686	79,200
Marketable securities *[Note 8]*	23,000	10,000
Accounts receivable	14,578	356
Prepaid expenses and deposits	10,111	611
	1,245,375	90,167
Property and Equipment *[Note 3]*	10,197	7,696
Mineral Interests *[Note 4]*	2,417,121	1,824,257
	3,672,693	1,922,120
Liabilities		
Current Liabilities		
Accounts payable and accruals *[Note 6]*	309,075	52,412
Directors' loans *[Note 6]*	-	126,550
Amount owing to a former director *[Note 6]*	95,855	95,855
	404,930	274,817
Shareholders' Equity		
Capital Stock *[Note 5]*	8,406,861	6,579,308
Deficit	(5,139,098)	(4,932,005)
	3,267,763	1,647,303
	3,672,693	1,922,120

(See accompanying notes to the financial statements)

Nature of Operations and Continuance of Business (Note 1)

Approved on behalf of the Board: *"Gary Medford"* — Gary Medford, Director; *"Verna Wilson"* — Verna Wilson, Director

International PBX Ventures Ltd.
Consolidated Statement of Operations and Deficit
(Unaudited – See Notice to Reader)

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	2003	2002
Administrative Expenses				
Administration fees	$ 7,500	$ 5,000	$ 15,000	$ 5,000
Amortization	348	138	696	250
Bank charges	640	308	1,330	407
General exploration	1,837	-	2,222	-
Investor relations	16,745	18,484	23,470	26,915
Office, telephone, rent and secretarial	4,501	2,745	8,654	6,692
Management fees	30,000	-	45,000	-
Professional fees	20,951	3,341	28,401	3,941
Transfer agent and regulatory	14,799	2,030	24,268	5,123
Travel and promotion	272	287	7,242	4,967
Exchange loss	50,595	-	53,547	844
Less interest income	(2,446)	(585)	(2,737)	-
Net loss	(145,742)	(31,748)	(207,093)	(54,139)
Deficit - beginning of period	(4,993,356)	(4,873,148)	(4,932,005)	(4,850,757)
Deficit - end of period	$ (5,139,098)	$ (4,904,896)	$ (5,139,098)	$ (4,904,896)
	$	$	$	$
Loss Per Share (Weighted average basis)	(0.01)	(0.01)	(0.01)	(0.01)

(See accompanying notes to the financial statements)

International PBX Ventures Ltd.
Consolidated Statement of Cash Flows
(Unaudited – See Notice to Reader)

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	2003	2002
Cash flow from operating activities				
Net Loss	$ (145,742)	$ (31,748)	$ (207,093)	$ (54,139)
Less items not affecting cash				
Amortization	903	215	1,602	403
	(144,839)	(31,553)	(205,491)	(53,736)
Change in non-cash components Of working capital	254,315	11,673	219,941	11,498
Cash to Operating Activities	109,476	(19,860)	14,450	(42,238)
Financing Activities				
Loan from director	-	81,250	(126,550)	153,550
Shares issued for cash	1,099,178	-	1,747,553	-
Shares issued for property	80,000	-	80,000	5,200
	1,179,178	81,250	1,701,003	158,750
Investing Activities				
Acquisition of and expenditures Upon mineral interests	(419,370)	(28,247)	(592,864)	(66,400)
Acquisition of capital assets	(4,103)	(4,592)	(4,103)	(4,592)
	(423,473)	(32,839)	(596,967)	(70,992)
Increase (Decrease) in Cash and cash equivalents	865,181	28,551	1,118,486	45,520
Cash and cash equivalents at beginning of period	332,505	18,060	79,200	1,091
Cash and cash equivalents at end of period	$ 1,197,686	$ 46,611	$ 1,197,686	$ 46,611

(See accompanying notes to the financial statements)

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2003
(Unaudited – See Notice to Reader)

1. NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is an exploration stage company and is in the business of acquiring and exploring mineral properties in Chile and Canada. There has been no determination whether properties held contain ore reserves, which are economically recoverable.

The recoverability of carrying amounts for mineral claims and options is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and future profitable production or proceeds from the disposition thereof. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral claims and options could be written-off.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments, if any, which may be appropriate should the Company be unable to continue as a going concern entity.

The Company intends to remain viable through receiving proceeds from private placements of its shares and option proceeds from its mineral concessions in the form of cash, shares and exploration commitments.

2. SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Chilean subsidiary, Minera IPBX Ltda., and its wholly owned Canadian subsidiary, Tierra de Oro Resources Ltd.

[b] Amortization

Amortization is recorded at rates sufficient to amortize asset cost over the anticipated useful life of the asset. The amortization rate for furniture and office equipment is 30% on the declining balance basis.

[c] Mineral claims and deferred exploration costs

The Canadian Institute of Chartered Accountants has released Accounting Guideline 11 B Enterprises in the Development Stage ("AcG11").

Pursuant to AcG11 impairment may occur in the carrying value of mineral interests when one of the following conditions exists:

[i] the enterprise's work program on a property has significantly changed, so that previously identified resource targets or work programs are no longer being pursued;
[ii] exploration results are not promising and no more work is being planned in the foreseeable future; or
[iii] remaining lease terms are insufficient to conduct necessary studies or exploration work.

Once an impairment has been determined then a portion of the carrying value will be written down to net realizable value.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[c] Mineral claims and deferred exploration costs (continued)

On January 1, 2001, the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development Stage (AAcG-11@) issued by the Canadian Institute of Chartered Accountants. Under AcG-11, exploration expenditures related to mineral properties are deferred only if it is probable that these costs will be recovered from future operations otherwise they are recorded as an expense in the period in which they are incurred. Acquisition costs for mineral properties are deferred until it is determined that these costs will not be recovered from future operations, at which point these costs are written off.

[d] Share issue costs

Commissions and expenses associated with issuing shares are offset against the related share offering as incurred. Finder's fees are expensed as incurred.

[e] Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, capital assets and goodwill, and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

[f] Financial instruments

Financial instruments included in the balance sheet are comprised of cash, accounts receivable, marketable securities, accounts payable and director's loan. The fair values of these balance sheet items are equivalent to their carrying value because of the short-term maturity of those instruments. The Company is not party to any derivative instruments.

The Company has no interest rate risk or concentrations of credit risk.

[g] Foreign currency translation

The Company's Chilean subsidiary is considered a fully integrated foreign subsidiary whereby monetary assets and liabilities have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets, and revenue and expense items are translated at the rates prevailing at their respective historical transaction dates. Gains and losses resulting from foreign exchange translation are reflected in operations for the period.

[h]Stock based compensation

Effective January 1, 2002 the Company prospectively adopted the new recommendations of the Canadian Institute of the Chartered Accountants with respect to stock-based compensation. The Company accounts for its stock based compensation plan using the intrinsic value method rather than the fair value method. The exercise price of all stock options granted to employees and directors by the Company are at the current market price of the common shares at the time of grant and therefore, in accordance with the intrinsic value method no compensation expense is recognized in the financial statements.

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2003
(Unaudited – See Notice to Reader)

3. Property and Equipment

	June 30 2003			December 2002
	Cost $	Accumulated Amortization $	Net Book Value $	Net Book Value $
Furniture and office equipment	16,419	6,222	10,197	7,696

4. MINERAL INTERESTS

	Acquisition and Staking $	Exploration $	Total June 30 2003 $	Total Dec 31 2002 $
Chile				
Tierra de Oro [a]	381,737	1,332,852	1,714,589	1,655,012
San Pedro [b]	9,034	11,092	20,126	15,214
Tabaco [c(i) & c(ii)]	95,575	446,151	541,726	93,222
Zulema-Batatzo [d]	65,576	14,282	79,858	14,954
Sierra Pintada [e]	9,519	15,075	24,594	15,855
Hornitos [f]	4,307	1,921	6,228	-
	565,748	1,821,373	2,387,121	1,794,257
Canada				
Quebec [g]	30,000	–	30,000	30,000
	595,748	1,821,373	2,417,121	1,824,257

4. MINERAL INTERESTS (continued)

[a] Tierra de Oro, Chile

The Company owns a 100% interest in 20 exploration concessions and optioned claims near Copiapo, Northern Chile.

[i] Aldershot Option

The Company signed a Memorandum of Understanding (MOU) with Aldershot Resources Ltd. ("Aldershot") (A TSX Venture Exchange company) selling 70% of the Company's interest in 5 of the 20 concessions. Aldershot was granted the sole and exclusive right and irrevocable option to acquire up to a 70% interest in and to the 5 concessions, in consideration of US$285,000 cash of which US$5,000 was received in 2000; the issuance of up to 400,000 shares of Aldershot (100,000 shares received); and payment of expenditures necessary for the development of the concessions up to US$1,180,000.

The MOU was amended in 2001 to include a further payment of US$10,000. A further amendment was made on February 22, 2002. In order to bring the Option into good standing, Aldershot shall pay US$5,500 (paid February 25, 2002) to the Company to pay the necessary government fees for the concessions and Aldershot agrees to pay all necessary government fees relating to the concessions on December 31, 2002 and each anniversary thereafter as they become due.

No formal agreement has been entered into as of December 31, 2002 but the MOU has been extended to December 31, 2003.

[ii] Farrell Option

In June 2002, the Company entered into a joint venture agreement with Farrell Financial Ltd. ("Farrell") whereby Farrell would have the option to acquire up to 80% undivided interest in eight of the remaining concessions. The Company will retain a 20% carried interest and receive US$100,000 in cash payments and 400,000 common shares of a publicly trading company that acquires an interest in the project. Furthermore, US$3,000,000 is committed to exploration expenditures on the property over three years. As at December 31, 2002, US$20,000 has been received from Farrell. No shares have been issued to the Company.

This option has now been cancelled, and in return for the sum of $12,500 (paid), the Company has received a full release from the optionee and the 8 concessions have been returned to the company.

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2003
(Unaudited – See Notice to Reader)

4. MINERAL INTERESTS (continued)

[a] Tierra de Oro, Chile (continued)

	Accumulated to December 31, 2002 $	Expenditures during the period $	Accumulated to June 30, 2003 $
Capitalized Exploration Expenditures			
Assays	111,472	–	111,472
Automotive	59,531	–	59,531
Camp and exploration supplies	23,370	–	23,370
Drilling	224,832	–	224,832
Equipment rental	24,348	–	24,348
Geophysical, geological and geochemical	330,954	–	330,954
Mapping	18,223	–	18,223
Office, rent, telephone and professional fees	125,245	2,452	127,697
Personnel	57,717	–	57,717
Project management	253,059	3,363	256,422
Report writing	22,865	2,724	25,589
Travel	71,908	789	72,697
	1,323,524	9,328	1,332,852
Acquisition, staking and taxes	396,319	50,249	446,598
Less: Option payments received	(64,831)	-	(64,831)
	1,655,012	59,577	1,714,589

[b] San Pedro, Chile

The Company staked 1,000 hectares of exploration concessions in Northern Chile.

	Accumulated to December 31, 2002 $	Expenditures during the period $	Accumulated to June 30, 2003 $
Capitalized Exploration Expenditures			
Assays	1,899	–	1,899
Automotive	897	–	897
Office, rent, telephone and professional fees	3,140	2,414	5,554
Project management	300	423	723
Travel	1,622	397	2,019
	7,858	3,234	11,092
Staking/ taxes	7,356	1,678	9,034
	15,214	4,912	20,126

4. MINERAL INTERESTS (continued)

[c] Tabaco, Chile

(i) The Company has entered into an agreement to acquire a 100% interest in the Tobaco prospect for US$2,100,000 payable as follows:

	US $	
On signing of the agreement	10,000	(paid)
On October 15, 2002	15,000	(paid)
On January 15, 2003	25,000	(paid)
On July 15, 2003	25,000	(paid)
On July 15, 2004	25,000	
On January 15, 2005	500,000	
On January 15, 2006	750,000	
On January 15, 2007	750,000	
	2,100,000	

The Company is also committed to use its best efforts to spend US$500,000 in exploration and development work on the property by July 15, 2003, and US$1,000,000 in total by July 15, 2004.

	Accumulated to December 31, 2002 $	Expenditures during the period $	Accumulated to June 30, 2003 $
Capitalized Exploration Expenditures			
Assays	-	19,126	19,126
Automotive	-	1,262	1,262
Camp supplies	-	557	557
Drilling, excavation and road building	-	304,674	304,674
Geophysical, geological and geochemical	32,131	10,907	43,038
Office, rent, telephone and professional fees	3,198	5,371	8,569
Project management	6,150	53,643	59,793
Travel	2,764	6,368	9,132
	44,243	401,908	446,151
Acquisition costs	48,979	42,732	91,711
	93,222	444,640	537,862

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2003
(Unaudited – See Notice to Reader)

4. MINERAL INTERESTS (continued)

[c] Tabaco, Chile (continued)

(ii) The company has staked seven exploration concessions, consisting of 2,000 hectares and are100% owned by the company. These claims overlie 300 hectares Exploitation Concession acquired under option, above noted, and are thereby reduced to a total of 1700 hectares.

	Accumulated to December 31, 2002	*Expenditures during the period*	*Accumulated to June 30, 2003*
	$	$	$
Capitalized Exploration Expenditures			
Acquisition costs – staking and taxes	-	3,864	3,864

[d] Zulema-Batatazo Prospect, Chile

The Company signed a Letter of Intent ("LOI") September 18, 2002 to acquire a 100% interest in certain mining concessions located in the Copayapu Mining District, Sierra Pinffio, Province of Copiapo, Chile. On February 14, 2003 the Company signed a formal agreement. Consideration is as follows:

	Cumulative Work Commitment US $	# of Shares	US $
On signing of LOI			20,000 (paid)
On signing of a formal agreement		100,000	20,000 (paid)
February 14, 2004	100,000	100,000	60,000
February 14, 2005	250,000	100,000	200,000
February 14, 2006	400,000	100,000	300,000
February 14, 2007			1,400,000
		400,000	2,000,000

The Company will apply for 500,000 performance shares to be awarded to the vendors in the event an economic feasibility study is completed. The property is subject to a 1% net smelter return royalty capped at $2,500,000.

4. MINERAL INTERESTS (continued)

[d] Zulema-Batatazo Prospect, Chile (continued)

Pathfinder agreement

On December 20, 2002, the Company entered into an agreement with Pathfinder Resources Ltd. ("Pathfinder") whereby Pathfinder may acquire a 70% interest in the Company's interest in the property. Consideration of exploration expenditures on the property, shares of Pathfinder and cash payments to the Company is as follows:

	Cumulative Work Commitment US $	# of Shares	US $
On signing agreement		100,000	50,000 (paid)
February 14, 2004	100,000	100,000	60,000
February 14, 2005	250,000	100,000	200,000
February 14, 2006	400,000	100,000	300,000
February 14, 2007			1,400,000
		400,000	2,010,000

Pathfinder will apply for 500,000 performance shares to be awarded to the Company in the event an economic feasibility study is completed. The 1% net smelter return royalty described above would be paid 70% by Pathfinder and 30% by the Company.

The Company signed a formal agreement on February 14, 2003 with regards to the Zulema-Batatazo Prospect, Chile. Pathfinder Resources Ltd. has completed a due diligence study of this property and has issued 100,000 common shares and paid the Company US $ 50,000

	Accumulated to December 31, 2002 $	Expenditures during the period $	Accumulated to June 30, 2003 $
Capitalized Exploration Expenditures			
Geophysical, geological and geochemical	1,663	368	2,031
Office, rent, telephone and professional fees	333	1,742	2,074
Project management	375	7,993	8,368
Travel	–	1,808	1,808
	2,371	11,911	14,282
Acquisition costs	31,963	122,000	153,963
Less: Option payments received	(19,380)	(69,007)	(88,387)
	14,954	64,904	79,858

4. MINERAL INTERESTS (continued)

[e] Sierra Pintada, Chile

The Company staked fourteen exploration claims covering 3,300 hectares, 100% owned..

	Accumulated to December 31, 2002 $	Expenditures during the period $	Accumulated to June 30 2003 $
Capitalized Exploration Expenditures			
Assays	1,253	–	1,253
Geophysical, geological and geochemical	300	–	300
Office, rent, telephone and professional fees	2,869	2,451	5,320
Project management	6,300	1,505	7,805
Travel	–	397	397
	10,722	4,353	15,075
Acquisition Costs -Staking costs and taxes	5,133	4,386	9,519
	15,855	8,739	24,594

[f] Hornitos Chile

The Company has staked Claims 1-11 in the Copiapo area, containing 3,100 hectares, 100% owned.

	Accumulated to December 31, 2002 $	Expenditures during the period $	Accumulated to June 30 2003 $
Capitalized Exploration Expenditures			
Office, rent, telephone and professional fees	-	657	657
Travel	-	1,264	1,264
	-	1,921	1,921
Acquisition Costs – taxes and staking	-	4,307	4,307
	-	6,228	6,228

[g] Quebec, Canada

The Company purchased a 100% interest in 50 claims located in Quebec for $30,000 cash. The Company agreed to provide a 2% net profit interest to the vendors.

5. CAPITAL STOCK

Authorized:

100,000,000	Common shares without par value
100,000,000	Class A preference shares, $1 par value
100,000,000	Class B preference shares, $5 par value

	Shares #	Value $
Issued as at December 31, 2002	18,913,406	6,579,308
Issued for cash pursuant to:		
Warrants exercised	50,000	7,500
Options exercised	40,000	4,000
Units issued for cash	2,400,000	556,875
Total issued for cash	2,490,000	568,375
Issued for property acquisitions – Note 4(e)	100,000	80,000
Issued as at March 31, 2003	21,503,406	7,227,683
Issued for cash pursuant to:		
Warrants exercised	300,000	40,000
Units issued for cash	2,456,600	1,139,178
	2,756,600	1,179,178
Issued as at June 30, 2003	24,260,006	8,406,861

[a] During the three months period ended March 31, 2003, the Company completed a private placement of 2,400,000 units at $0.25 per unit for gross proceeds of $600,000. Each unit consists of one common share and one share purchase warrant exercisable into one common share at $0.35 expiring March 8, 2004.

The Company paid finder' s fees of $43,125 and 345,000 units. Each finder's unit is exercisable into one unit of the Company for one year from the Closing Date at an exercise price of $0.25 per finder's unit. Each unit will consist of one common share of the Issuer and one common share purchase ("warrant") of the Issuer. Each Warrant will be exercisable into one additional common share of the Issuer for a period of one year from Closing Date at an exercise price of $0.35.

[b] During the three month period ended June 30, 2003, the Company has issued 2,456,600 units, to close the private placement announced in March 2003, at $0.50 per unit for proceeds of $1,228,300. Each unit contains one share and one warrant exercisable at $0.60 per share expiring April 17, 2004.

A Finder's fee of $92,047.50 (including GST of $3,675) was paid to a Broker together with 360,990 Finder's Units. Each unit will be exercisable into one unit of the Company for a period of one year at an exercise price of $0.50 per finder's unit. Each unit consists of one common share of the Company and one common share purchase ("warrant") of the Company. Each warrant will be exercisable into one additional common share of the Company for a period of one year at an exercise price of $0.60, and expire April 17, 2004.

5. CAPITAL STOCK (continued)

[b] 1,700,000 shares are reserved for the exercise of directors' and employees' stock options at an exercise price of $0.10 per share expiring September 11, 2004. Pursuant to a contract for investor relation/corporate communication services, a stock option dated June 26, 2003 in the name of Heather A. Conley, an associate of Robert A. Young & Associates has been granted for 250,000 shares at an exercise price of $0.40 for a period of two years, renewable upon mutual agreement. This option has been approved by the Company but still requires regulatory approval. (Note 7)

[c] 2,210,000 shares are reserved for the exercise of warrants at an exercise price of $0.15 per share expiring October 10, 2003.

1,400,000 shares are reserved for the exercise of warrants at an exercise price of $0.10 to September 11, 2003 and $0.125 to September 11, 2004.

2,700,000 shares are reserved for the exercise of warrants at an exercise price of $0.35 expiring March 8, 2004.

390,000 shares are reserved for the exercise of warrants at an exercise price of $0.25 expiring March 8, 2004.

360,990 shares are reserved for the exercise of warrants at an exercise price of $0.50 expiring April 17, 2004.

2,817,590 shares are reserved for the exercise of warrants at an exercise price of $0.60 expiring April 17, 2004.

6. RELATED PARTY TRANSACTIONS/BALANCES

$15,000 (2002 - $5,000) was paid to a Company controlled by a director, for administrative services and $45,000 (2001 - NIL) was paid to a director for management services.

The following amounts were paid to the President of the Company and recorded at their exchange amounts:

[a] Project management - $69,092 (2002 - $5,631)

[b] Office management - $7,348 (2002 - $Nil)

Included in accounts payable is NIL (2002 - $5,000) owing to the President for unpaid fees.

Included in accounts receivable is $5,749 (2002 – Nil) owed by the President on amounts advanced for fees by the Company.

A director was owed NIL (June 30, 2002 - $174,150) by the Company.

A former director is owed $95,855. To date, management has been unsuccessful in attempting to settle this claim on a basis satisfactory to the Company. The Company is under no duress to pay this amount.

7. CONTINGENCIES AND COMMITMENTS

The company has entered into a contract with Robert A. Young & Associates, dated June 16, 2003 whereby the Company will be paying $5,000 per month for investor relation/corporate communication services. The contract period is for a minimum period of 6 months, renewable at the end of the term, for 12 months, upon mutual agreement. A stock option dated June 26, 2003 in the name of Heather A. Conley, an associate of Robert A. Young & Associates has been granted for 250,000 shares at an exercise price of $0.40 for a period of two years, renewable upon mutual agreement. This option has been approved by the Company but still requires regulatory approval

8. MARKETABLE SECURITIES

Marketable securities are carried at cost. Quoted market value at June 30, 2003 was $31,000 and at December 31, 2002 was $10,000.

SCHEDULE B:

1.

(a) Included in office, rent, telephone and secretarial for the six month period are the following:

Office and miscellaneous	$ 3,239
Rent	3896
Telephone	1,520
	$ 8,655

(b) Included in investor relations for the six month period are the following:

Advertising	$ 1,550
Consulting	17,000
Investors communications	4,622
Market quotation	298
	$ 23,470

2. (a) Related party transactions during the six month period

Exploration project management and administration fees paid or payable to a director	$ 76,440
Administration fee paid to a director	$ 15,000
Management fees paid to a director	$ 45,000
Director loans repaid by the company	$ 126,550

3. Summary of securities issued and options granted in the period

[a] During the three months period ended March 31, 2003 the Company completed a private placement of 2,400,000 units at $0.25 per unit for gross proceeds of $600,000. Each unit consists of one common share and one share purchase warrant exercisable into one common share at $0.35 expiring March 8, 2004.

The Company paid finder' s fees of $43,125 and 345,000 units. Each finder's unit is exercisable into one unit of the Company for one year from the Closing Date at an exercise price of $0.25 per finder's unit. Each unit will consist of one common share of the Issuer and one common share purchase ("warrant") of the Issuer. Each Warrant will be exercisable into one additional common share of the Issuer for a period of one year from Closing Date at an exercise price of $0.35.

INTERNATIONAL PBX VENTURES LTD.
FOR THE SIX MONTHS ENDED JUNE 30, 2003

SCHEDULE B:

3. Summary of securities issued and options granted in the period (continued)

[b] During the three month period ended June 30, 2003, the Company has issued 2,456,600 units, to close the private placement announced in March 2003, at $0.50 per unit for proceeds of $1,228,300. Each unit contains one share and one warrant exercisable at $0.60 per share expiring April 17, 2004.

A Finder's fee of $92,047.50 (including GST of $3,675) was paid to a Broker together with 360,990 Finder's Units. Each unit will be exercisable into one unit of the Company for a period of one year at an exercise price of $0.50 per finder's unit. Each unit consists of one common share of the Company and one common share purchase ("warrant") of the Company. Each warrant will be exercisable into one additional common share of the Company for a period of one year at an exercise price of $0.60, and expire April 17, 2004.

[c] Pursuant to a contract for investor relation/corporate communication services, a stock option dated June 26, 2003 in the name of Heather A. Conley, an associate of Robert A. Young & Associates has been granted for 250,000 shares at an exercise price of $0.40 for a period of two years, renewable upon mutual agreement. This option has been approved by the Company and received regulatory approval August 1, 2003.

4. Summary of securities as at the end of the reporting period

(a) Authorized:

100,000,000 common shares without par value
100,000,000 Class A preference shares, $1 par value
100,000,000 Class B preference shares, $5 par value

(b) Issued: 24,260,006 common shares

(c) Shares under options

1,700,000 shares are reserved for the exercise of directors' and employees' stock options at an exercise price of $0.10 per share expiring September 11, 2004.
Pursuant to a contract for investor relation/corporate communication services, a stock option dated June 26, 2003 in the name of Heather A. Conley, an associate of Robert A. Young & Associates has been granted for 250,000 shares at an exercise price of $0.40 for a period of two years, renewable upon mutual agreement. This option has been approved by the Company and received regulatory approval August 1, 2003.

SCHEDULE B:

4. Summary of securities as at the end of the reporting period

(d) Warrants outstanding

2,210,000 shares are reserved for the exercise of warrants at an exercise price of $0.15 per share expiring October 10, 2003.

1,400,000 shares are reserved for the exercise of warrants at an exercise price of $0.10 to September 11, 2003 and $0.125 to September 11, 2004.

2,700,000 shares are reserved for the exercise of warrants at an exercise price of $0.35 expiring March 8, 2004.

390,000 shares are reserved for the exercise of warrants at an exercise price of $0.25 expiring March 8, 2004.

360,990 shares are reserved for the exercise of warrants at an exercise price of $0.50 expiring April 17, 2004.

2,817,590 shares are reserved for the exercise of warrants at an exercise price of $0.60 expiring April 17, 2004.

5. Directors and officers at the date of this report

(a) Officers

Terence Walker President
Monika Hilson Secretary

(b) Directors

Verna Wilson
Gary Medford
Terence Walker

SCHEDULE 'C' : **Management discussion** :

The company completed its drill program on the Tabaco property , having drilled 3800 metres of both reverse circulation and diamond drill holes. The program was designed to replicate previous drill holes from a 1962-63 drill program and test an induced polarization (IP) chargeability anomaly (100-300m wide, 2.4 km long) recently obtained by the company.

Drill holes in the Carmen oxide resource (1962-63) close to the old holes gave similar results. For example, Tab2A cut 22m grading 1.1% copper and a nearby 1962-63 hole cut 22.6m of 0.93% copper. In this area the weighted average for the new holes gave 0.81% copper over 18m and the old drilling gave 0.79% copper over 16.2m.

All the holes drilled to test the IP anomaly intersected various widths of copper-bearing sulphides ranging from 20m to 144m. The highest grades obtained included 28m of 1.69% copper to 144m grading 0.43% copper. The copper rich sulphide body intersected to date appears to be developed within both skarns and silicified volcanics to the northwest and downdip from the Carmen oxide zone.

The company is currently showing the property to potential joint venture partners and is investigating the gold-bearing structures known from previous reports to exist on the property.

BY ORDER OF THE BOARD

Gary Medford,Ph.D, P.Geo.
Director

IPBXVentures

From: "Stockwatch News" <newsout@stockwatch.com>
To: <newsoutlist@stockwatch.com>
Sent: July 7, 2003 2:42 PM
Subject: Stockwatch: Pathfinder Resources Ltd (2) - News Release

Pathfinder finds large mineralized system at Zulema

Pathfinder Resources Ltd (2) PHR
Shares issued 13,361,925 Jul 3 close $0.14
Mon 7 Jul 2003 News Release
Mr. Victor Tanaka reports

CANDELARIA STYLE MINERALIZED SYSTEM IDENTIFIED BY PRELIMINARY DRILLING

A recently completed preliminary drilling program on the Zulema property in northern Chile has identified a large mineralized system geologically resembling that of the world-class Candelaria copper/gold orebody. The drilling demonstrated widespread highly anomalous metal values, up to 0.69 per cent copper and 0.27 gram per tonne (g/t) gold, distributed over a tested stratigraphic thickness of 308 metres and strike length of 400 metres; the mineralization appears to be strengthening with depth and is open in all directions. Pathfinder has the right to earn a 70-per-cent interest in the Zulema property (see news in Stockwatch on Jan. 3, 2003).

The Zulema property lies 30 kilometres west of, and in the same geological setting as, the Candelaria mine which has reserves in the order of 500 million tonnes grading 0.95 per cent copper and 0.22 g/t gold. The Candelaria open pit is about 650 metres deep and ore-grade intersections have been encountered to at least 800 metres. Surrounding and within the ore zones at Candelaria is subore-grade mineralization such as that intersected at Zulema. Candelaria and Zulema both have andesite host rocks containing abundant and widespread magnetite and biotite in close association with the copper and gold values.

The Zulema initial drilling program of six 200-metre reverse circulation drill holes was intended to determine if gold-bearing copper sulphides were in part the causative source of a 1.2-kilometre by one-kilometre induced polarization (IP) anomaly; no copper sulphides are known to occur at surface. The IP anomaly is interpreted to start 50 metres below surface and due to the geophysical survey limitations was defined to a depth of only 200 metres, although it appears to be expanding downward. The holes were collared no less than 100 metres apart and encompassed a 500-metre by 300-metre area. Starting from surface, hole Z-03-04 passed through 120 metres of anomalous metal values averaging 0.10 per cent copper and 0.05 g/t gold; from 172 metres to the end of the hole at 200 metres (due to rig limitations) the 28-metre interval averaged 0.24 per cent copper and 0.14 g/t gold. Hole Z-03-02 which was extended by diamond drilling to a depth of 308.6 metres averaged 0.14 per cent copper and 0.04 g/t gold for the bottom 34.6 metres. Hole Z-03-05, which also terminated at 200 metres, showed increasing copper and gold grades with depth and averaged 0.03 per cent copper and 0.01 g/t gold for the last eight metres. Holes Z-03-01, 03 and 06, although anomalous intermittently in copper and gold, showed no metal

distribution pattern.
The results of the initial drilling at Zulema clearly indicate to company geologists that a Candelaria style and size mineralized system that is open laterally and increasing in grade and continuity to depth has been identified. Pathfinder will further analyze the recently received results, in conjunction with the results of multielement analyses in progress, to determine its future course of action.

Click here for company snapshot:
http://new.stockwatch.com/utilit/utilit_snapsh_result.pasp?action=go&region=C&symbol=PHR
Click here for recent SEDAR documents:
http://new.stockwatch.com/newsit/newsit_sedar_result1.pasp?searchtype=C&pagesize=200&symbol=PHR



608 - 475 HOWE STREET, VANCOUVER, BC CANADA V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL IVU
EMAIL: ipbx@axion.net
WEB SITE: www.internationalpbx.com

NEWS RELEASE **AUGUST 21, 2003**

HORNITOS COPPER-GOLD (IOCG) PROPERTY AQUISITION, CHILE

The Company has recently acquired by staking the Hornitos copper-gold property in Chile. The 3100 hectares property is located 35 km south of Copiapo within the Atacama Fault Zone in similar geological setting to that at the Phelps Dodge Candelaria Mine (365 million tonnes grading 1.03% copper and 0.25 gpt gold) situated 40 km to the NE.

The Hornitos property adjoins one of four prime target areas currently being explored for iron oxide copper-gold (IOCG) type deposits by the Far West- BHP Billiton joint venture within this part of the Chilean Coastal Iron province.

Several large structure zones transect the property and are the loci of numerous high-grade Au and Cu-Au 'vein' mines. The two principle mines, which have been worked along several hundred metres of strike and to depths of fifty metres or more, demonstrate mineralisation consisting of hematite-geothite-limonite and green copper oxides after primary magnetite-pyrite-chalcopyrite occurring as disseminations, patches and veins.

This new acquisition follows from extensive regional studies along this Lower Cretaceous metallogenic belt between Taltal and La Serena.

BY ORDER OF THE BOARD

Terence Walker, MSc, P.Geo


INTERNATIONAL
P B X
VENTURES LTD.

608 - 475 HOWE STREET, VANCOUVER, BC CANADA V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL IVU
EMAIL: ipbx@axion.net
WEB SITE: www.internationalpbx.com

NEWS RELEASE **JULY 28, 2003**

EL TABACO, CHILE: SURFACE ASSAYS

The company has sampled two cuts made during drill road construction with the following results in the vicinity of two holes listed below:

Hole 8: 21metres 0.99% copper

Hole 3: 18metres 0.51% copper

These results are consistent with the associated drill results.

BY ORDER OF THE BOARD

"Gary Medford, PhD., P.Geo".



608 - 475 HOWE STREET, VANCOUVER, BC CANADA V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL IVU
EMAIL: ipbx@axion.net
WEB SITE: www.internationalpbx.com

NEWS RELEASE **JULY 8, 2003**

TIERRA DE ORO GOLD CAMP, CHILE, RETURN NEGOTIATED: ZULEMA IS MINERALIZED

The company has been successful in negotiating the return and full release of the Tierra de Oro Gold Camp from the optionee (news release of May1,2002) with payment of $12,500. The Tierra de Oro Gold Camp covers over 20 sq km and hosts numerous pits and shafts from early 1900 mining and highgrading that are located along more than 30 linear kilometers of intersecting major gold-bearing structures within oxidized granitic rock.

The property possesses many drill-ready highgrade underground and open pit targets and has negligible overburden. The company has a 100% interest in the property

The company is pleased to report that our joint venture partner on the Zulema property has completed a highly successful first phase of exploration in the search for a Candelaria type copper-gold IOCG deposit.Our company will retain a 30 per cent interest in the property. Readers are referred to the Pathfinder Resources news release yesterday (PHR-C)

BY ORDER OF THE BOARD

"Gary Medford, PhD., P.Geo".

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The company relies on "forward-looking" statement litigation protection



608 - 475 HOWE STREET, VANCOUVER, BC CANADA V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL IVU
EMAIL: ipbx@axion.net
WEB SITE: www.internationalpbx.com

NEWS RELEASE **JUNE 19, 2003**

HOLES 8,8A: MORE COPPER OXIDE

Hole 8 was RC drilled vertically with the following section:

0 - 12m	oxide zone	12m	0.74 percent copper
12 -26m	leached fault	14m	anomalous copper

Hole 8A was a diamond drill hole oriented at –70 degrees and intersected 0.57 percent copper over 6 metres before drilling into old underground workings. The hole then penetrated silicified quartz-feldspar porphyry anomalous in copper.

BY ORDER OF THE BOARD

"Gary Medford, PhD., P.Geo".



608 - 475 HOWE STREET, VANCOUVER, BC CANADA V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL IVU
EMAIL: ipbx@axion.net
WEB SITE: www.internationalpbx.com

NEWS RELEASE **JUNE 18, 2003**

INVESTOR RELATIONS

The company has engaged Robert A. Young and Associates to assist with investor relations and corporate development for a minimum period of six months at $5000 per month. A 250,000 share option at $0.40 has also been provided for a two year period subject to regulatory approval.

BY ORDER OF THE BOARD

"Gary Medford, PhD., P.Geo".



608 - 475 HOWE STREET, VANCOUVER, BC CANADA V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL IVU
EMAIL: ipbx@axion.net
WEB SITE: www.internationalpbx.com

NEWS RELEASE **JUNE 16, 2003**

EL TABACO, CHILE: HOLE 2A:COPPER OXIDE AND STOCKWORK MINERALIZATION

The company has diamond drilled hole 2A vertically and is pleased to report a section of 0.6 percent copper over 52 metres with the following breakdown:

0 - 22 m	Oxide	22 m	1.09 percent copper
22 - 24 m	Fault zone		
24 - 34 m	Stockwork, py/cpy	10 m	0.44 percent copper
34 - 38 m	barren		
38 - 52 m	Stockwork, py/cpy	14 m	0.15 percent copper
52 - 68 m	Stockwork, py	16 m	anomalous copper

This hole confirms the oxide grade reported in the 1963-64 program and may indicate the presence of a porphyry stockwork mineralized with chalcopyrite and pyrite. The stockwork is characterized by one to ten millimeter quartz-sericite-chalcopyrite veinlets and stringers. This mineralization is believed to give rise to the 2.4 km by 300-500 induced polarization anomaly that can now be considered extremely prospective.

BY ORDER OF THE BOARD

"Gary Medford, PhD., P.Geo".



608 - 475 HOWE STREET, VANCOUVER, BC CANADA V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL IVU
EMAIL: ipbx@axion.net
WEB SITE: www.internationalpbx.com

NEWS RELEASE **JUNE 10, 2003**

EL TABACO, CHILE: HOLES 3-7: MORE OXIDE: PORPHYRY SYSTEM AT DEPTH

Holes 3 and four have been completed at the southeast margin of the known oxide system. Hole 3 has intersected 10 metres of 0.76 percent copper between 30 and 40 metres and hole 4 cut a section from surface to 15 metres of 0.57 percent copper excluding a 3 metre section drilled through old underground workings. The grade of material removed is unknown but is likely in excess of 3 percent copper based on assays of dump material. These holes compare favourably with the 1963-64 drilling. The objective of this work is to substantiate the results of the early program.

Holes 5-7 were driven from the outside of the original copper oxide boundary to follow up on shallow induced polarization (IP) features. Hole 5 was highly anomalous in copper from top to bottom at 160 metres and also intersected 18 metres of 0.42 percent copper as chalcopyrite between 50 and 68 metres. This hole also cut traces of chalcopyrite (12m) between 128 and 140 metres and is otherwise in pyritic skarn. Holes 6 and 7 were also anomalous in copper but predominantly pyritic skarn.

The above holes, including well-mineralized hole 1, are believed to be peripheral shallow level tests of a much larger more coherent IP target at depth that has been defined by a recently completed deeper penetration IP survey. Evidence of porphyry style mineralization has been observed in holes yet to be reported and the company believes that we have thus far only tested upward reaching fingers of a deeper seated main mineralized body with minimum dimensions 2.4 km by 300-500 m.

We have completed 1800 metres of drilling and will continue with the deeper drilling required to fully evaluate the property.

BY ORDER OF THE BOARD

"Gary Medford, PhD., P.Geo.

See reverse for Terry approval.



608 - 475 HOWE STREET, VANCOUVER, BC CANADA V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL IVU
EMAIL: ipbx@axion.net
WEB SITE: www.internationalpbx.com

NEWS RELEASE **MAY 28,2003**

EL TABACO, HOLES 1 AND 2 RESULTS PORTEND GREAT THINGS AHEAD

The company's El Tabaco drill program is directed at evaluating the 2.4 km long induced polarization (IP) anomaly and confirming copper oxide mineralization results from 1963-64 drilling as well as extending the boundaries of this drilling.

The first hole (-70E dip) was directed at the IP anomaly and reports a 76 metre section of 0.85% copper as follows:

0- 52m	leached zone		0.05% copper
52- 72m	oxidized zone	20m	0.46% copper
72- 88m	secondary sulphide	16m	0.59% copper
88- 116m	primary sulphide	28m	1.63% copper
116-128	primary sulphide	12m	0.15% copper
128-140	minor sulphides		

This reverse circulation hole was stopped short of target due to water flow but will be deepened by diamond drilling to test for additional sulphide horizons which are suggested by the IP survey.

Hole number 2 was drilled 100 metres east of the above (-70E dip) and reported as follows:

0- 34 m	oxide zone	34m	0.71% copper
34- 116m	fault wedge		fresh rock
116-118m	start of sulphides		
118-120m	primary sulphides	2m	0.20% copper

This hole was drilled into a faulted block and has been re-drilled, using a diamond drill, as a vertical hole that has stayed in the mineralization and will be reported later.

The high grade results in the primary sulphide (1.63% copper) are considered very significant as the entire IP target is now of great exploration potential. The oxide results in hole 2 are very encouraging as they are similar to those obtained in the early drilling (48 holes) covering an area of about 300 by 800 metres and to depths of about 30 metres. It appears from surface showings that this central area might be significantly expanded by additional drilling.

Results from holes 3 and 4 will be released as soon as some checks have been made on a couple of intervals. All results reported above are based on 2 metre samples which have been assayed at

ALS-Bondar-Clegg, Chile. Gold and silver are present only at geochemical levels on this portion of the property.

BY ORDER OF THE BOARD
"Gary Medford, PhD., P.Geo."



The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The company relies on " forward-looking" statement litigation protection



608 - 475 HOWE STREET, VANCOUVER, BC CANADA V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL IVU
EMAIL: ipbx@axion.net
WEB SITE: www.internationalpbx.com

NEWS RELEASE

MAY 27,2003

EL TABACO, CHILE DRILL PROGRAM ON TENTH HOLE

The company has completed nine holes to date, two of which are diamond drill holes. Reverse circulation samples have been sent for copper- gold- silver assay and the drill core is being split and logged prior to assay.
All holes have cut copper oxide, and secondary and primary sulphides in some cases, and have been drilled on approximately 100 metre centres.
No assays have been received yet, but results from the first four holes should be ready very shortly.

BY ORDER OF THE BOARD
"Gary Medford, PhD., P.Geo."



BCSC

British Columbia Securities Commission

FILE NO. 82-2635

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS
This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange Issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS
Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value. and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

(a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:

iii. the services provided during the reporting period;

(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY MM DD
INTERNATIONAL PBX VENTURES LTD.	June 30/2003	03 08 20

ISSUER ADDRESS				
608-475 Howe Street,				
CITY	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Vancouver, B.C.		V6C 2B3	604-681-0568	(604-681-7748
CONTACT NAME		**CONTACT POSITION**		**CONTACT TELEPHONE NO.**
Verna Wilson		Director		604-681-7748
CONTACT EMAIL ADDRESS		**WEB SITE ADDRESS**		
ipbx@axion.net		www.internationalpbx.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
[signature]	GARY MEDFORD	03 08 20
[signature]	VERNA WILSON	03 08 20

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2003

(UNAUDITED – See Notice to Reader)

Randall Yip
Chartered Accountant

967 Captain Cates Walk
RR#1 CL – 11
Bowen Island, B.C. V0N 1G0
Tel: (604) 947-9536 Fax: (604) 947-0265
Email: rwyip@shaw.ca

NOTICE TO READER

I have compiled the consolidated balance sheet of International PBX Ventures Ltd. as at June 30, 2003 and the consolidated statements of operations and deficit and cash flows for the six months then ended, from information provided by management. I have not audited, reviewed, or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements many not be appropriate for their purposes.

Vancouver, B.C.
July 21, 2003

Randall Yip
Chartered Accountant

International PBX Ventures Ltd.
Consolidated Balance Sheets
(Unaudited – See Notice to Reader)

	June 30 2003 $	December 31 2002 $
Assets		
Current Assets		
Cash	1,197,686	79,200
Marketable securities *[Note 8]*	23,000	10,000
Accounts receivable	14,578	356
Prepaid expenses and deposits	10,111	611
	1,245,375	90,167
Property and Equipment *[Note 3]*	10,197	7,696
Mineral Interests *[Note 4]*	2,417,121	1,824,257
	3,672,693	1,922,120
Liabilities		
Current Liabilities		
Accounts payable and accruals *[Note 6]*	309,075	52,412
Directors' loans *[Note 6]*	-	126,550
Amount owing to a former director *[Note 6]*	95,855	95,855
	404,930	274,817
Shareholders' Equity		
Capital Stock *[Note 5]*	8,406,861	6,579,308
Deficit	(5,139,098)	(4,932,005)
	3,267,763	1,647,303
	3,672,693	1,922,120

(See accompanying notes to the financial statements)

Nature of Operations and Continuance of Business (Note 1)

Approved on behalf of the Board: *"Gary Medford"* *"Verna Wilson"*

Gary Medford, Director — Verna Wilson, Director

International PBX Ventures Ltd.
Consolidated Statement of Operations and Deficit
(Unaudited – See Notice to Reader)

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	2003	2002
Administrative Expenses				
Administration fees	$ 7,500	$ 5,000	$ 15,000	$ 5,000
Amortization	348	138	696	250
Bank charges	640	308	1,330	407
General exploration	1,837	-	2,222	-
Investor relations	16,745	18,484	23,470	26,915
Office, telephone, rent and secretarial	4,501	2,745	8,654	6,692
Management fees	30,000	-	45,000	-
Professional fees	20,951	3,341	28,401	3,941
Transfer agent and regulatory	14,799	2,030	24,268	5,123
Travel and promotion	272	287	7,242	4,967
Exchange loss	50,595	-	53,547	844
Less interest income	(2,446)	(585)	(2,737)	-
Net loss	(145,742)	(31,748)	(207,093)	(54,139)
Deficit - beginning of period	(4,993,356)	(4,873,148)	(4,932,005)	(4,850,757)
Deficit - end of period	$ (5,139,098)	$ (4,904,896)	$ (5,139,098)	$ (4,904,896)
	$	$	$	$
Loss Per Share (Weighted average basis)	(0.01)	(0.01)	(0.01)	(0.01)

(See accompanying notes to the financial statements)

International PBX Ventures Ltd.
Consolidated Statement of Cash Flows
(Unaudited – See Notice to Reader)

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	2003	2002
Cash flow from operating activities				
Net Loss	$ (145,742)	$ (31,748)	$ (207,093)	$ (54,139)
Less items not affecting cash				
Amortization	903	215	1,602	403
	(144,839)	(31,553)	(205,491)	(53,736)
Change in non-cash components Of working capital	254,315	11,673	219,941	11,498
Cash to Operating Activities	109,476	(19,860)	14,450	(42,238)
Financing Activities				
Loan from director	-	81,250	(126,550)	153,550
Shares issued for cash	1,099,178	-	1,747,553	-
Shares issued for property	80,000	-	80,000	5,200
	1,179,178	81,250	1,701,003	158,750
Investing Activities				
Acquisition of and expenditures Upon mineral interests	(419,370)	(28,247)	(592,864)	(66,400)
Acquisition of capital assets	(4,103)	(4,592)	(4,103)	(4,592)
	(423,473)	(32,839)	(596,967)	(70,992)
Increase (Decrease) in Cash and cash equivalents	865,181	28,551	1,118,486	45,520
Cash and cash equivalents at beginning of period	332,505	18,060	79,200	1,091
Cash and cash equivalents at end of period	$ 1,197,686	$ 46,611	$ 1,197,686	$ 46,611

(See accompanying notes to the financial statements)

1. NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is an exploration stage company and is in the business of acquiring and exploring mineral properties in Chile and Canada. There has been no determination whether properties held contain ore reserves, which are economically recoverable.

The recoverability of carrying amounts for mineral claims and options is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and future profitable production or proceeds from the disposition thereof. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral claims and options could be written-off.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments, if any, which may be appropriate should the Company be unable to continue as a going concern entity.

The Company intends to remain viable through receiving proceeds from private placements of its shares and option proceeds from its mineral concessions in the form of cash, shares and exploration commitments.

2. SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Chilean subsidiary, Minera IPBX Ltda., and its wholly owned Canadian subsidiary, Tierra de Oro Resources Ltd.

[b] Amortization

Amortization is recorded at rates sufficient to amortize asset cost over the anticipated useful life of the asset. The amortization rate for furniture and office equipment is 30% on the declining balance basis.

[c] Mineral claims and deferred exploration costs

The Canadian Institute of Chartered Accountants has released Accounting Guideline 11 B Enterprises in the Development Stage ("AcG11").

Pursuant to AcG11 impairment may occur in the carrying value of mineral interests when one of the following conditions exists:

[i] the enterprise's work program on a property has significantly changed, so that previously identified resource targets or work programs are no longer being pursued;
[ii] exploration results are not promising and no more work is being planned in the foreseeable future; or
[iii] remaining lease terms are insufficient to conduct necessary studies or exploration work.

Once an impairment has been determined then a portion of the carrying value will be written down to net realizable value.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[c] Mineral claims and deferred exploration costs (continued)

On January 1, 2001, the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development Stage (AAcG-11@) issued by the Canadian Institute of Chartered Accountants. Under AcG-11, exploration expenditures related to mineral properties are deferred only if it is probable that these costs will be recovered from future operations otherwise they are recorded as an expense in the period in which they are incurred. Acquisition costs for mineral properties are deferred until it is determined that these costs will not be recovered from future operations, at which point these costs are written off.

[d] Share issue costs

Commissions and expenses associated with issuing shares are offset against the related share offering as incurred. Finder's fees are expensed as incurred.

[e] Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, capital assets and goodwill, and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

[f] Financial instruments

Financial instruments included in the balance sheet are comprised of cash, accounts receivable, marketable securities, accounts payable and director's loan. The fair values of these balance sheet items are equivalent to their carrying value because of the short-term maturity of those instruments. The Company is not party to any derivative instruments.

The Company has no interest rate risk or concentrations of credit risk.

[g] Foreign currency translation

The Company's Chilean subsidiary is considered a fully integrated foreign subsidiary whereby monetary assets and liabilities have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets, and revenue and expense items are translated at the rates prevailing at their respective historical transaction dates. Gains and losses resulting from foreign exchange translation are reflected in operations for the period.

[h]Stock based compensation

Effective January 1, 2002 the Company prospectively adopted the new recommendations of the Canadian Institute of the Chartered Accountants with respect to stock-based compensation. The Company accounts for its stock based compensation plan using the intrinsic value method rather than the fair value method. The exercise price of all stock options granted to employees and directors by the Company are at the current market price of the common shares at the time of grant and therefore, in accordance with the intrinsic value method no compensation expense is recognized in the financial statements.

3. Property and Equipment

	June 30 2003			December 2002
	Cost $	Accumulated Amortization $	Net Book Value $	Net Book Value $
Furniture and office equipment	16,419	6,222	10,197	7,696

4. MINERAL INTERESTS

	Acquisition and Staking $	Exploration $	Total June 30 2003 $	Total Dec 31 2002 $
Chile				
Tierra de Oro [a]	381,737	1,332,852	1,714,589	1,655,012
San Pedro [b]	9,034	11,092	20,126	15,214
Tabaco [c(i) & c(ii)]	95,575	446,151	541,726	93,222
Zulema-Batatzo [d]	65,576	14,282	79,858	14,954
Sierra Pintada [e]	9,519	15,075	24,594	15,855
Hornitos [f]	4,307	1,921	6,228	-
	565,748	1,821,373	2,387,121	1,794,257
Canada				
Quebec [g]	30,000	–	30,000	30,000
	595,748	1,821,373	2,417,121	1,824,257

4. MINERAL INTERESTS (continued)

[a] Tierra de Oro, Chile

The Company owns a 100% interest in 20 exploration concessions and optioned claims near Copiapo, Northern Chile.

[i] Aldershot Option

The Company signed a Memorandum of Understanding (MOU) with Aldershot Resources Ltd. ("Aldershot") (A TSX Venture Exchange company) selling 70% of the Company's interest in 5 of the 20 concessions. Aldershot was granted the sole and exclusive right and irrevocable option to acquire up to a 70% interest in and to the 5 concessions, in consideration of US$285,000 cash of which US$5,000 was received in 2000; the issuance of up to 400,000 shares of Aldershot (100,000 shares received); and payment of expenditures necessary for the development of the concessions up to US$1,180,000.

The MOU was amended in 2001 to include a further payment of US$10,000. A further amendment was made on February 22, 2002. In order to bring the Option into good standing, Aldershot shall pay US$5,500 (paid February 25, 2002) to the Company to pay the necessary government fees for the concessions and Aldershot agrees to pay all necessary government fees relating to the concessions on December 31, 2002 and each anniversary thereafter as they become due.

No formal agreement has been entered into as of December 31, 2002 but the MOU has been extended to December 31, 2003.

[ii] Farrell Option

In June 2002, the Company entered into a joint venture agreement with Farrell Financial Ltd. ("Farrell") whereby Farrell would have the option to acquire up to 80% undivided interest in eight of the remaining concessions. The Company will retain a 20% carried interest and receive US$100,000 in cash payments and 400,000 common shares of a publicly trading company that acquires an interest in the project. Furthermore, US$3,000,000 is committed to exploration expenditures on the property over three years. As at December 31, 2002, US$20,000 has been received from Farrell. No shares have been issued to the Company.

This option has now been cancelled, and in return for the sum of $12,500 (paid), the Company has received a full release from the optionee and the 8 concessions have been returned to the company.

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2003
(Unaudited – See Notice to Reader)

4. MINERAL INTERESTS (continued)

[a] Tierra de Oro, Chile (continued)

	Accumulated to December 31, 2002 $	Expenditures during the period $	Accumulated to June 30, 2003 $
Capitalized Exploration Expenditures			
Assays	111,472	–	111,472
Automotive	59,531	–	59,531
Camp and exploration supplies	23,370	–	23,370
Drilling	224,832	–	224,832
Equipment rental	24,348	–	24,348
Geophysical, geological and geochemical	330,954	–	330,954
Mapping	18,223	–	18,223
Office, rent, telephone and professional fees	125,245	2,452	127,697
Personnel	57,717	–	57,717
Project management	253,059	3,363	256,422
Report writing	22,865	2,724	25,589
Travel	71,908	789	72,697
	1,323,524	9,328	1,332,852
Acquisition, staking and taxes	396,319	50,249	446,598
Less: Option payments received	(64,831)	-	(64,831)
	1,655,012	59,577	1,714,589

[b] San Pedro, Chile

The Company staked 1,000 hectares of exploration concessions in Northern Chile.

	Accumulated to December 31, 2002 $	Expenditures during the period $	Accumulated to June 30, 2003 $
Capitalized Exploration Expenditures			
Assays	1,899	–	1,899
Automotive	897	–	897
Office, rent, telephone and professional fees	3,140	2,414	5,554
Project management	300	423	723
Travel	1,622	397	2,019
	7,858	3,234	11,092
Staking/ taxes	7,356	1,678	9,034
	15,214	4,912	20,126

4. MINERAL INTERESTS (continued)

[c] Tabaco, Chile

(i) The Company has entered into an agreement to acquire a 100% interest in the Tobaco prospect for US$2,100,000 payable as follows:

	US $	
On signing of the agreement	10,000	(paid)
On October 15, 2002	15,000	(paid)
On January 15, 2003	25,000	(paid)
On July 15, 2003	25,000	(paid)
On July 15, 2004	25,000	
On January 15, 2005	500,000	
On January 15, 2006	750,000	
On January 15, 2007	750,000	
	2,100,000	

The Company is also committed to use its best efforts to spend US$500,000 in exploration and development work on the property by July 15, 2003, and US$1,000,000 in total by July 15, 2004.

	Accumulated to December 31, 2002 $	Expenditures during the period $	Accumulated to June 30, 2003 $
Capitalized Exploration Expenditures			
Assays	-	19,126	19,126
Automotive	-	1,262	1,262
Camp supplies	-	557	557
Drilling, excavation and road building	-	304,674	304,674
Geophysical, geological and geochemical	32,131	10,907	43,038
Office, rent, telephone and professional fees	3,198	5,371	8,569
Project management	6,150	53,643	59,793
Travel	2,764	6,368	9,132
	44,243	401,908	446,151
Acquisition costs	48,979	42,732	91,711
	93,222	444,640	537,862

4. MINERAL INTERESTS (continued)

[c] Tabaco, Chile (continued)

(ii) The company has staked seven exploration concessions, consisting of 2,000 hectares and are100% owned by the company. These claims overlie 300 hectares Exploitation Concession acquired under option, above noted, and are thereby reduced to a total of 1700 hectares.

	Accumulated to December 31, 2002 $	Expenditures during the period $	Accumulated to June 30, 2003 $
Capitalized Exploration Expenditures			
Acquisition costs – staking and taxes	-	3,864	3,864

[d] Zulema-Batatazo Prospect, Chile

The Company signed a Letter of Intent ("LOI") September 18, 2002 to acquire a 100% interest in certain mining concessions located in the Copayapu Mining District, Sierra Pinffio, Province of Copiapo, Chile. On February 14, 2003 the Company signed a formal agreement. Consideration is as follows:

	Cumulative Work Commitment US $	# of Shares	US $
On signing of LOI			20,000 (paid)
On signing of a formal agreement		100,000	20,000 (paid)
February 14, 2004	100,000	100,000	60,000
February 14, 2005	250,000	100,000	200,000
February 14, 2006	400,000	100,000	300,000
February 14, 2007			1,400,000
		400,000	2,000,000

The Company will apply for 500,000 performance shares to be awarded to the vendors in the event an economic feasibility study is completed. The property is subject to a 1% net smelter return royalty capped at $2,500,000.

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2003
(Unaudited – See Notice to Reader)

4. MINERAL INTERESTS (continued)

[d] Zulema-Batatazo Prospect, Chile (continued)

Pathfinder agreement

On December 20, 2002, the Company entered into an agreement with Pathfinder Resources Ltd. ("Pathfinder") whereby Pathfinder may acquire a 70% interest in the Company's interest in the property. Consideration of exploration expenditures on the property, shares of Pathfinder and cash payments to the Company is as follows:

	Cumulative Work Commitment US $	# of Shares	US $
On signing agreement		100,000	50,000 (paid)
February 14, 2004	100,000	100,000	60,000
February 14, 2005	250,000	100,000	200,000
February 14, 2006	400,000	100,000	300,000
February 14, 2007			1,400,000
		400,000	2,010,000

Pathfinder will apply for 500,000 performance shares to be awarded to the Company in the event an economic feasibility study is completed. The 1% net smelter return royalty described above would be paid 70% by Pathfinder and 30% by the Company.

The Company signed a formal agreement on February 14, 2003 with regards to the Zulema-Batatazo Prospect, Chile. Pathfinder Resources Ltd. has completed a due diligence study of this *property and has issued 100,000 common shares and paid the Company US $ 50,000*

	Accumulated to December 31, 2002 $	Expenditures during the period $	Accumulated to June 30, 2003 $
Capitalized Exploration Expenditures			
Geophysical, geological and geochemical	1,663	368	2,031
Office, rent, telephone and professional fees	333	1,742	2,074
Project management	375	7,993	8,368
Travel	–	1,808	1,808
	2,371	11,911	14,282
Acquisition costs	31,963	122,000	153,963
Less: Option payments received	(19,380)	(69,007)	(88,387)
	14,954	64,904	79,858

4. MINERAL INTERESTS (continued)

[e] Sierra Pintada, Chile

The Company staked fourteen exploration claims covering 3,300 hectares, 100% owned..

	Accumulated to December 31, 2002 $	Expenditures during the period $	Accumulated to June 30 2003 $
Capitalized Exploration Expenditures			
Assays	1,253	–	1,253
Geophysical, geological and geochemical	300	–	300
Office, rent, telephone and professional fees	2,869	2,451	5,320
Project management	6,300	1,505	7,805
Travel	–	397	397
	10,722	4,353	15,075
Acquisition Costs -Staking costs and taxes	5,133	4,386	9,519
	15,855	8,739	24,594

[f] Hornitos Chile

The Company has staked Claims 1-11 in the Copiapo area, containing 3,100 hectares, 100% owned.

	Accumulated to December 31, 2002 $	Expenditures during the period $	Accumulated to June 30 2003 $
Capitalized Exploration Expenditures			
Office, rent, telephone and professional fees	-	657	657
Travel	-	1,264	1,264
	-	1,921	1,921
Acquisition Costs – taxes and staking	-	4,307	4,307
	-	6,228	6,228

[g] Quebec, Canada

The Company purchased a 100% interest in 50 claims located in Quebec for $30,000 cash. The Company agreed to provide a 2% net profit interest to the vendors.

5. CAPITAL STOCK

Authorized:

100,000,000	Common shares without par value
100,000,000	Class A preference shares, $1 par value
100,000,000	Class B preference shares, $5 par value

	Shares #	Value $
Issued as at December 31, 2002	18,913,406	6,579,308
Issued for cash pursuant to:		
Warrants exercised	50,000	7,500
Options exercised	40,000	4,000
Units issued for cash	2,400,000	556,875
Total issued for cash	2,490,000	568,375
Issued for property acquisitions – Note 4(e)	100,000	80,000
Issued as at March 31, 2003	21,503,406	7,227,683
Issued for cash pursuant to:		
Warrants exercised	300,000	40,000
Units issued for cash	2,456.600	1,139,178
	2,756,600	1,179,178
Issued as at June 30, 2003	24,260,006	8,406,861

[a] During the three months period ended March 31, 2003, the Company completed a private placement of 2,400,000 units at $0.25 per unit for gross proceeds of $600,000. Each unit consists of one common share and one share purchase warrant exercisable into one common share at $0.35 expiring March 8, 2004.

The Company paid finder' s fees of $43,125 and 345,000 units. Each finder's unit is exercisable into one unit of the Company for one year from the Closing Date at an exercise price of $0.25 per finder's unit. Each unit will consist of one common share of the Issuer and one common share purchase ("warrant") of the Issuer. Each Warrant will be exercisable into one additional common share of the Issuer for a period of one year from Closing Date at an exercise price of $0.35.

[b] During the three month period ended June 30, 2003, the Company has issued 2,456,600 units, to close the private placement announced in March 2003, at $0.50 per unit for proceeds of $1,228,300. Each unit contains one share and one warrant exercisable at $0.60 per share expiring April 17, 2004.

A Finder's fee of $92,047.50 (including GST of $3,675) was paid to a Broker together with 360,990 Finder's Units. Each unit will be exercisable into one unit of the Company for a period of one year at an exercise price of $0.50 per finder's unit. Each unit consists of one common share of the Company and one common share purchase ("warrant") of the Company. Each warrant will be exercisable into one additional common share of the Company for a period of one year at an exercise price of $0.60, and expire April 17, 2004.

5. CAPITAL STOCK (continued)

[b] 1,700,000 shares are reserved for the exercise of directors' and employees' stock options at an exercise price of $0.10 per share expiring September 11, 2004. Pursuant to a contract for investor relation/corporate communication services, a stock option dated June 26, 2003 in the name of Heather A. Conley, an associate of Robert A. Young & Associates has been granted for 250,000 shares at an exercise price of $0.40 for a period of two years, renewable upon mutual agreement. This option has been approved by the Company but still requires regulatory approval. (Note 7)

[c] 2,210,000 shares are reserved for the exercise of warrants at an exercise price of $0.15 per share expiring October 10, 2003.

1,400,000 shares are reserved for the exercise of warrants at an exercise price of $0.10 to September 11, 2003 and $0.125 to September 11, 2004.

2,700,000 shares are reserved for the exercise of warrants at an exercise price of $0.35 expiring March 8, 2004.

390,000 shares are reserved for the exercise of warrants at an exercise price of $0.25 expiring March 8, 2004.

360,990 shares are reserved for the exercise of warrants at an exercise price of $0.50 expiring April 17, 2004.

2,817,590 shares are reserved for the exercise of warrants at an exercise price of $0.60 expiring April 17, 2004.

6. RELATED PARTY TRANSACTIONS/BALANCES

$15,000 (2002 - $5,000) was paid to a Company controlled by a director, for administrative services and $45,000 (2001 - NIL) was paid to a director for management services.

The following amounts were paid to the President of the Company and recorded at their exchange amounts:

[a] Project management - $69,092 (2002 - $5,631)

[b] Office management - $7,348 (2002 - $Nil)

Included in accounts payable is NIL (2002 - $5,000) owing to the President for unpaid fees.

Included in accounts receivable is $5,749 (2002 – Nil) owed by the President on amounts advanced for fees by the Company.

A director was owed NIL (June 30, 2002 - $174,150) by the Company.

A former director is owed $95,855. To date, management has been unsuccessful in attempting to settle this claim on a basis satisfactory to the Company. The Company is under no duress to pay this amount.

7. CONTINGENCIES AND COMMITMENTS

The company has entered into a contract with Robert A. Young & Associates, dated June 16, 2003 whereby the Company will be paying $5,000 per month for investor relation/corporate communication services. The contract period is for a minimum period of 6 months, renewable at the end of the term, for 12 months, upon mutual agreement. A stock option dated June 26, 2003 in the name of Heather A. Conley, an associate of Robert A. Young & Associates has been granted for 250,000 shares at an exercise price of $0.40 for a period of two years, renewable upon mutual agreement. This option has been approved by the Company but still requires regulatory approval

8. MARKETABLE SECURITIES

Marketable securities are carried at cost. Quoted market value at June 30, 2003 was $31,000 and at December 31, 2002 was $10,000.

SCHEDULE B:

1.

(a) Included in office, rent, telephone and secretarial for the six month period are the following:

Office and miscellaneous	$ 3,239
Rent	3896
Telephone	1,520
	$ 8,655

(b) Included in investor relations for the six month period are the following:

Advertising	$ 1,550
Consulting	17,000
Investors communications	4,622
Market quotation	298
	$ 23,470

2. (a) Related party transactions during the six month period

Exploration project management and administration fees paid or payable to a director	$ 76,440
Administration fee paid to a director	$ 15,000
Management fees paid to a director	$ 45,000
Director loans repaid by the company	$ 126,550

3. Summary of securities issued and options granted in the period

[a] During the three months period ended March 31, 2003 the Company completed a private placement of 2,400,000 units at $0.25 per unit for gross proceeds of $600,000. Each unit consists of one common share and one share purchase warrant exercisable into one common share at $0.35 expiring March 8, 2004.

The Company paid finder' s fees of $43,125 and 345,000 units. Each finder's unit is exercisable into one unit of the Company for one year from the Closing Date at an exercise price of $0.25 per finder's unit. Each unit will consist of one common share of the Issuer and one common share purchase ("warrant") of the Issuer. Each Warrant will be exercisable into one additional common share of the Issuer for a period of one year from Closing Date at an exercise price of $0.35.

INTERNATIONAL PBX VENTURES LTD.
FOR THE SIX MONTHS ENDED JUNE 30, 2003

SCHEDULE B:

3. Summary of securities issued and options granted in the period (continued)

[b] During the three month period ended June 30, 2003, the Company has issued 2,456,600 units, to close the private placement announced in March 2003, at $0.50 per unit for proceeds of $1,228,300. Each unit contains one share and one warrant exercisable at $0.60 per share expiring April 17, 2004.

A Finder's fee of $92,047.50 (including GST of $3,675) was paid to a Broker together with 360,990 Finder's Units. Each unit will be exercisable into one unit of the Company for a period of one year at an exercise price of $0.50 per finder's unit. Each unit consists of one common share of the Company and one common share purchase ("warrant") of the Company. Each warrant will be exercisable into one additional common share of the Company for a period of one year at an exercise price of $0.60, and expire April 17, 2004.

[c] Pursuant to a contract for investor relation/corporate communication services, a stock option dated June 26, 2003 in the name of Heather A. Conley, an associate of Robert A. Young & Associates has been granted for 250,000 shares at an exercise price of $0.40 for a period of two years, renewable upon mutual agreement. This option has been approved by the Company and received regulatory approval August 1, 2003.

4. Summary of securities as at the end of the reporting period
   (a) Authorized:
       100,000,000 common shares without par value
       100,000,000 Class A preference shares, $1 par value
       100,000,000 Class B preference shares, $5 par value

   (b) Issued: 24,260,006 common shares

   (c) Shares under options

1,700,000 shares are reserved for the exercise of directors' and employees' stock options at an exercise price of $0.10 per share expiring September 11, 2004.
Pursuant to a contract for investor relation/corporate communication services, a stock option dated June 26, 2003 in the name of Heather A. Conley, an associate of Robert A. Young & Associates has been granted for 250,000 shares at an exercise price of $0.40 for a period of two years, renewable upon mutual agreement. This option has been approved by the Company and received regulatory approval August 1, 2003.

INTERNATIONAL PBX VENTURES LTD.
FOR THE SIX MONTHS ENDED JUNE 30, 2003

SCHEDULE B:

4. Summary of securities as at the end of the reporting period

   (d) Warrants outstanding

   2,210,000 shares are reserved for the exercise of warrants at an exercise price of $0.15 per share expiring October 10, 2003.

   1,400,000 shares are reserved for the exercise of warrants at an exercise price of $0.10 to September 11, 2003 and $0.125 to September 11, 2004.

   2,700,000 shares are reserved for the exercise of warrants at an exercise price of $0.35 expiring March 8, 2004.

   390,000 shares are reserved for the exercise of warrants at an exercise price of $0.25 expiring March 8, 2004.

   360,990 shares are reserved for the exercise of warrants at an exercise price of $0.50 expiring April 17, 2004.

   2,817,590 shares are reserved for the exercise of warrants at an exercise price of $0.60 expiring April 17, 2004.

5. Directors and officers at the date of this report

   (a) Officers

   Terence Walker President
   Monika Hilson Secretary

   (b) Directors

   Verna Wilson
   Gary Medford
   Terence Walker

SCHEDULE 'C' : **Management discussion** :

The company completed its drill program on the Tabaco property , having drilled 3800 metres of both reverse circulation and diamond drill holes. The program was designed to replicate previous drill holes from a 1962-63 drill program and test an induced polarization (IP) chargeability anomaly (100-300m wide, 2.4 km long) recently obtained by the company.

Drill holes in the Carmen oxide resource (1962-63) close to the old holes gave similar results. For example, Tab2A cut 22m grading 1.1% copper and a nearby 1962-63 hole cut 22.6m of 0.93% copper. In this area the weighted average for the new holes gave 0.81% copper over 18m and the old drilling gave 0.79% copper over 16.2m.

All the holes drilled to test the IP anomaly intersected various widths of copper-bearing sulphides ranging from 20m to 144m. The highest grades obtained included 28m of 1.69% copper to 144m grading 0.43% copper. The copper rich sulphide body intersected to date appears to be developed within both skarns and silicified volcanics to the northwest and downdip from the Carmen oxide zone.

The company is currently showing the property to potential joint venture partners and is investigating the gold-bearing structures known from previous reports to exist on the property.

BY ORDER OF THE BOARD

Gary Medford,Ph.D, P.Geo.
Director